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Richard D. Truesdell, Jr.
Partner

Davis Polk & Wardwell llp	212-450-4674
450 Lexington Avenue	212-701-5674
New York, NY 10017	richard.truesdell@davispolk.com
October 7, 2009
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Amanda Ravitz
Re:	Orbitz Worldwide, Inc. Amendment No. 1 to Registration Statement on Form S-3 Filed on October 7, 2009 File No. 333-161723
Dear Ms. Ravitz:
     On behalf of our client, Orbitz Worldwide, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated September 23, 2009 (the “Comment Letter”), with respect to the registration statement on Form S-3 filed by the Company with the Commission on September 4, 2009 (No. 333-161723) (the “Registration Statement”). Amendment No. 1 to the Registration Statement has been filed by the Company today.
     The Company’s response is set forth below, with the heading and numbered item of this letter corresponding to the heading and numbered item contained in the Comment Letter. For the convenience of the Staff, the comment from the Comment Letter is restated in bold italics prior to the Company’s response.
Exhibit 5.1
1.	Purchasers of the securities pursuant to this registration statement are entitled to rely upon counsel’s legal opinion. Please have counsel delete the final paragraph of the legal opinion which limits the extent to which it can be relied upon.

Amanda Ravitz	2	October 7, 2009
     The final paragraph of the opinion has been deleted.
     We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 450-4674.
Very truly yours,

/s/ Richard D. Truesdell, Jr.

Richard D. Truesdell, Jr.
cc:	James P. Shaughnessy